Consent of the Independent Auditor

We consent to the use of our report dated March 8, 2017 relating to the consolidated financial statements of Timmins Gold Corp. in this Annual Report on Form 40-F of Timmins Gold Corp. for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants
March 20, 2017
Vancouver, Canada